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REG-BAE SYSTEMS PLC Disposal

30/12/2005

RNS Number:3319W
BAE SYSTEMS PLC
30 December 2005

BAE Systems agrees sale of ATLAS ELEKTRONIK

30 December 2005

BAE Systems has today agreed the sale of all of the share capital of ATLAS ELEKTRONIK GmbH ('Atlas'), the Bremen-based naval electronics company, to ThyssenKrupp Technologies AG and EADS Deutschland GmbH for a cash consideration of approximately e145m. In addition, pension liabilities of e72.4m will remain with Atlas following the sale.

In 2004, Atlas had sales of e292.4m, generating EBIT of e9.3m.

Completion of the sale is conditional upon regulatory approvals and the approval of the Supervisory Board of ThyssenKrupp AG being given and is expected to take place next year.

Issued by

BAE Systems plc

London

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISFDEFDSSISEEE

small e before a number denotes euros

dlw1/11

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 22 December 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 December 2005 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 363.5 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	34
Ian King	34

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 22 December 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 1,872 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors and potential participants in the BAE Systems Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 101,044 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- George Rose
- Mike Turner.

22 December 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company granted the following options to Mark Ronald, a director and Person Discharging Managerial Responsibility ("PDMR") on 22 December 2005:

- options over 23,967 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plan at an option price of 356 pence per share, exercisable between 22.12.08 and 22.12.15; and

- options over a contingent award of 15,978 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration, exercisable between 22.12.08 and 22.12.10,

the exercise of options under both schemes being subject to performance conditions.

23 December 2005